UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-5375

Technitrol, Inc. 2001 Employee Stock Purchase Plan
(Full title of the Plan)

Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Annual Report on Form 11-K

December 31, 2002

INDEX

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

To the Executive Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statement of financial position of the Technitrol, Inc. 2001 Employee Stock Purchase Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in plan equity for the year ended December 31, 2002 and the period from August 1, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2002 and 2001, and the changes in its plan equity for the year ended December 31, 2002 and the period from August 1, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Philadelphia, Pennsylvania
March 21, 2003

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Statement of Financial Position

December 31, 2002 and 2001

	2002	2001
ASSETS		
Participants' contributions due from Technitrol, Inc.	$413,675	$637,842
PLAN EQUITY		
Net assets available for plan participants	$413,675	$637,842

See accompanying notes to financial statements.

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Statement of Changes in Plan Equity

For the year ended December 31, 2002 and the period from
August 1, 2001 (date of inception) to December 31, 2001

	2002	2001
Participant contributions	$1,139,867	$ 637,842
Purchase and distribution of Technitrol, Inc. common stock to participants	1,364,034	--
Net (decrease) increase in plan equity	(224,167)	637,842
Plan equity at beginning of the period	637,842	--
Plan equity at end of period	$ 413,675	$ 637,842

See accompanying notes to financial statements.

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Notes to Financial Statements

(1) Description of the Plan

The following description of the Technitrol, Inc. 2001 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

The Plan is an employee stock purchase plan that allows substantially all full-time employees of Technitrol, Inc. and its subsidiaries (the "Company") to purchase shares of the Company's common stock at a discount. Generally, employees who elect to participate may purchase, through payroll deductions, up to 10% of their base compensation, not to exceed $25,000 of the Company's common stock in any calendar year. The maximum amount of $25,000 is based on the fair value of the Company's common stock on the first day of the offering period in which the shares are purchased. The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period. The committee that administers the Plan may change the percentage of fair market value in determining the purchase price in any future offering period, but not below 85%. Offering periods and purchase periods are six months. At any time, a participant may withdraw from the Plan during the offering period by giving written notice to the Company. In the event a participant terminates employment with the Company for any reason (including death), his or her participation in the Plan terminates as well, and all accumulated payroll deductions credited to the participants account under the Plan will be paid to the participant (or the participant's estate), without interest, except as required by local law.

The Plan was adopted by the Board of Directors in 2001 and approved by the stockholders of the Company in May 2001. As of December 31, 2002 and 2001, 1,000,000 shares of common stock are authorized for issuance under the Plan and that amount will increase annually as specified in the Plan document. At December 31, 2002 and 2001, there were 402 and 588 participants in the Plan, respectively.

The Plan uses the accrual basis of accounting. Purchases of shares of the Company's common stock are recorded on a trade date basis.

(2) Purchase and Distribution of Shares

Purchases are made by the participant under the terms of the Plan, and the shares purchased are distributed to the individual participant. The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period.

Technitrol, Inc. 2001 Employee Stock Purchase Plan

Notes to Financial Statements, continued

(3) Participants' Contributions

Participant contributions due from the Company were $413,675 and $637,842 as of December 31, 2002 and 2001, respectively. Participant contributions due from the Company represent payroll deductions retained by the Company to purchase shares for participants under the Plan.

(4) Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Brokerage fees for the subsequent sale of shares by participants are paid by the participants.

(5) Federal Income Tax

The Plan is intended to qualify under the provisions of Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. When shares of stock are sold by a participant, any gain or loss must be recognized by that participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 2001 Employee Stock Purchase Plan
(Name of Plan)

Date MARCH 26, 2003

David W. Lacey
Vice President of Human Resources, Technitrol, Inc.
Administrator of the Plan

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Auditors

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

EXHIBIT 23

Consent of Independent Auditors

The Board of Directors
Technitrol, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-64060) on Form S-8 of Technitrol, Inc. of our report dated March 21, 2003 relating to the statements of financial position of the Technitrol, Inc. 2001 Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in plan equity for the year ended December 31, 2002 and the period from August 1, 2001 (date of inception) to December 31, 2001, which report appears in the December 31, 2002 annual report on Form 11-K of the Technitrol, Inc. 2001 Employee Stock Purchase Plan.

KPMG LLP

Philadelphia, Pennsylvania
March 27, 2003